# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Navitas Semiconductor Corp, CIK 0001821769
CUSIP: 63942X106
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 3520 CHALLENGER ST., TORRANCE, California (CA), 90503
Date of event which requires filing of this statement: 06/04/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001943408
Persons authorized to receive notices and communications: Ranbir Singh, 17141 Collins Ave, Unit 4301, Sunny Isles Beach, Florida (FL), 33160, 703-468-0487; Andrew Freedman, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Singh Ranbir (CIK 0001943408): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), other (OO); sole voting power 18,645,603; shared voting power 0; sole dispositive power 18,645,603; shared dispositive power 0; aggregate amount beneficially owned 18,645,603 (8.1% of the class)
- SiCPower, LLC (CIK 0001968866): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Navitas Semiconductor Corp
Address of issuer's principal executive offices: 3520 CHALLENGER ST., TORRANCE, California (CA), 90503

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended to add the following:

SiCPower no longer beneficially owns any securities of the Issuer and, accordingly, is no longer a member of a Section 13(d) group with Dr. Singh and shall cease to be a Reporting Person immediately after the filing of this Amendment No. 2 to the Schedule 13D. Dr. Singh will continue filing statements on Schedule 13D with respect to his beneficial ownership of securities of the Issuer to the extent required by applicable law.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated as follows:

The 18,645,603 Shares directly owned by Dr. Singh were transferred in a private transaction on July 28, 2025 from SiCPower to Dr. Singh. The aggregate purchase price of the 18,645,603 Shares directly owned by Dr. Singh is approximately $163,894,850, excluding brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

Dr. Singh has served as a member of the Board of Directors of the Issuer (the "Board") since November 2024 and previously entered into a Cooperation Agreement (as defined in Amendment No. 1 to the Scheduled 13D) with the Issuer, the substantive provisions of which generally expired on April 9, 2026.

On April 23, 2026, Dr. Singh sent an email to the Chairman of the Board, Richard Hendrix, expressing his concerns with (i) the excessively long tenures of certain members of the Board, (ii) a general lack of alignment by such Board members who have sold most of their shares of the Issuer, (iii) the lack of relevant expertise and experience of certain members of the Board in the Issuer's core business, and (iv) the unnecessary and dilutive capital raises undertaken by the Board. Dr. Singh stated in the email that with the terms of three (3) long-tenured Class II directors expiring at the Issuer's upcoming annual meeting of stockholders, the Board should be thoughtfully refreshed by cycling off such directors who no longer have any meaningful skin in the game and adding new directors with relevant experience and fresh perspectives. Dr. Singh further stated that, to the extent the Board does not meaningfully engage with him to address these concerns, he intends to nominate at least two candidates for election at the Issuer's upcoming annual meeting of shareholders. Dr. Singh remains open to a constructive dialogue and hopes to find a mutually agreeable path forward with his fellow Board members.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

As of June 4, 2025, the Reporting Persons beneficially owned in the aggregate 22,406,419 Shares, constituting approximately 11.7% of the Shares outstanding, which is based upon 191,983,776 Shares outstanding, as of May 13, 2025, which is the total number of Shares outstanding as reported in the Issuer's Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on May 29, 2025.

As of the date hereof, Dr. Singh beneficially owned directly 18,645,603 Shares, constituting approximately 8.1% of the Shares outstanding, which is based upon 230,792,765 Shares outstanding, as of February 25, 2026, which is the total number of Shares outstanding as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 27, 2026.

As of the date hereof, SiCPower does not beneficially own any Shares.

The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any Shares he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended to add the following:

The transactions in the Shares by the Reporting Persons during the past sixty days are set forth in Exhibit 1 and are incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On August 6, 2025, Dr. Singh was granted 22,048 Restricted Stock Units for the 2025-2026 board term, each representing the right to receive one Share upon vesting, which will vest in full immediately prior to the Issuer's 2026 annual meeting of stockholders, subject to Dr. Singh's continued service as a director.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

1 - Transactions in Securities

## Signatures
- Singh Ranbir: /s/ Ranbir Singh, Ranbir Singh (04/23/2026)
- SiCPower, LLC: /s/ Ranbir Singh, Ranbir Singh, Sole Manager (04/23/2026)